Exhibit 99.1

Press Release

FCA prices offering of common shares and offering of mandatory convertible securities

Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) announced today that it has priced an offering of 87 million common shares, nominal value €0.01 per share, consisting of the common shares currently held by FCA as treasury shares and additional common shares that FCA intends to issue to replenish the share capital canceled in accordance with applicable law following the exercise by Fiat S.p.A. (“Fiat”) shareholders of cash exit rights under Italian law in connection with the cross-border merger of Fiat into FCA. The common shares to be sold in the offering will be sold at a public offering price of U.S.$11.00 per common share. The underwriters in such offering have the option to purchase up to an additional 13 million common shares from FCA.

FCA also announced today that it has priced an offering of U.S.$2,500,000,000 in aggregate notional amount of mandatory convertible securities due 2016. The underwriters in such offering have the option to purchase up to an additional U.S.$375,000,000 in aggregate notional amount of mandatory convertible securities from FCA. The mandatory convertible securities will be issued at 100% of the notional amount and will be mandatorily converted into FCA common shares on December 15, 2016 unless earlier converted at the option of the holder or FCA or upon certain specified events in accordance with their terms. The mandatory convertible securities will pay a coupon of 7.875% per annum on the notional amount, payable annually, on December 15, 2015 and 2016, which may, at FCA’s discretion, be paid in common shares of FCA at the mandatory conversion date. FCA will have the option to defer payment of coupons, provided that such deferral may not extend past the mandatory conversion date. The mandatory convertible securities will be issued in denominations of U.S.$100 per mandatory convertible security. The maximum conversion rate of the mandatory convertible securities will be 9.0909 common shares per mandatory convertible security and the minimum conversion rate will be 7.7369 common shares per mandatory convertible security, in each case subject to adjustment in certain circumstances. FCA’s reference shareholder, Exor S.p.A. (“Exor”) has agreed to purchase for investment U.S.$886 million in aggregate notional amount of mandatory convertible securities to preserve its approximately 30 percent fully-diluted ownership interest in FCA’s common shares. Exor’s diluted ownership interest in FCA’s Common Shares will be approximately 29.5 percent if the over-allotment options in both offerings are exercised in full. The underwriters will not receive any discounts or commissions relating to any mandatory convertible securities purchased by Exor.

For further information:

Tel.: +39 (011) 00 63088

Email: mediarelations@fcagroup.com

www.fcagroup.com

FCA intends to use the net proceeds from the offering of common shares and the offering of mandatory convertible securities for general corporate purposes.

J.P. Morgan Securities LLC, Goldman, Sachs & Co., Barclays Capital Inc., UBS Securities LLC, Citigroup Global Markets Inc., BofA Merrill Lynch and Morgan Stanley & Co. LLC are acting as joint book-running managers of the common shares offering. The offering is being made only by means of a prospectus. Copies of the final prospectus relating to the common shares may be obtained from: J.P. Morgan, Attention: J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-866-803-9204; or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, by calling toll-free at 1-866-471-2526 or emailing: prospectus-ny@ny.email.gs.com; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-888-603-5847 or emailing: Barclaysprospectus@broadridge.com; or UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, New York 10171, or by calling toll-free at 1-888-827-7275.

Goldman, Sachs & Co., J.P. Morgan Securities LLC, Barclays Capital Inc., UBS Securities LLC, Citigroup Global Markets Inc., BofA Merrill Lynch and Morgan Stanley & Co. LLC are acting as joint book-running managers of the mandatory convertible securities offering. The offering is being made only by means of a prospectus. Copies of the final prospectus relating to the mandatory convertible securities offering may be obtained from: Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, by calling toll-free at 1-866-471-2526 or emailing: prospectus-ny@ny.email.gs.com; or J.P. Morgan, Attention: J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-866-803-9204.; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-888-603-5847 or emailing: Barclaysprospectus@broadridge.com; or UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, New York 10171, or by calling toll-free at 1-888-827-7275.

A registration statement relating to these securities has been filed with the SEC and was declared effective on December 10, 2014.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

In member states of the European Economic Area which have implemented European Directive 2003/71/EC, as amended (the “Prospectus Directive”) the offerings are only addressed to, and directed at, persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive.

London, 10 December 2014

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.